Exhibit 99.1
For Immediate Release
FORDING ANNOUNCES 2008 SECOND QUARTER
CASH DISTRIBUTION
CALGARY, June 10, 2008 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Trustees have declared a second quarter cash distribution of CDN$2.50 per unit to be paid on July 15, 2008 to unitholders of record on June 30, 2008. The ex-distribution date is June 26, 2008. This distribution is for the period from April 1, 2008 to June 30, 2008.
Unitholders who wish to participate in the Premium Distribution and Distribution Reinvestment Plan and have not yet provided instructions to the Plan Agent or their broker should do so prior to 5:00 p.m. EST on Thursday, June 26th. Detailed information about the Plan is provided on the Trust’s website at www.fording.ca.
About Fording
Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership is the world’s second largest exporter of seaborne metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Colin Petryk	Najda Dupanovic
Director, Investor Relations	Coordinator, Investor Relations
403-260-9823	403-260-9892
Email: investors@fording.ca
Website: www.fording.ca